FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of September
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

28 September 2012

LEADING INTERNATIONAL FINANCE EXPERT
JOINS HSBC BOARD

Renato Fassbind (57), former Chief Financial Officer of Credit Suisse Group, has been appointed a Director of HSBC Holdings plc with effect from 1 January 2013 and, from 1 March 2013, a member of the Group Audit Committee and the Group Remuneration Committee. He will be an independent non-executive Director.

Narayana Murthy will retire as a Director of HSBC Holdings plc on 31 December 2012. He will be succeeded as Chairman of the Corporate Sustainability Committee by Laura Cha. James Hughes-Hallett has also been appointed a member of the Corporate Sustainability Committee from 1 January 2013.

Mr. Fassbind was the Chief Financial Officer and a member of the executive board of Credit Suisse Group from June 2004 until September 2010. He is Vice Chairman of the Supervisory Board of Swiss Reinsurance Company, a member of the Supervisory Board of Kühne + Nagel International AG and a member of the Supervisory Board of the Swiss Federal Audit Oversight Authority.

Commenting on the appointment, HSBC Group Chairman Douglas Flint said: "We look forward to welcoming Renato to the Board in the new year. His extensive financial and governance experience will be extremely valuable to his roles on the Group Audit Committee and the Group Remuneration Committee, and his international trade experience makes him ideally suited to offer independent advice and challenge from within the Board as we implement our strategy to become the world's leading international bank."

On Mr Murthy's retirement, Mr Flint continued: "Narayana has made an important contribution to the Group since his appointment in 2008, in particular on technology matters, where his guidance and experience was invaluable to the Board, and also very importantly in leading the Corporate Sustainability Committee. On behalf of the Board I thank him for his counsel and service."

Mr. Fassbind's appointment will be for an initial three-year term, subject to re-election by shareholders as appropriate. The Directors have determined that Mr. Fassbind is independent. In making that determination the Directors concluded that there are no relationships or circumstances which are likely to affect Mr. Fassbind's judgement and any relationships or circumstances which could appear to do so were not considered to be material.

On 1 January 2013, the Board of HSBC Holdings plc will comprise 16 Directors of which three will be executive Directors and 13 will be independent non-executive Directors.

For and on behalf of
HSBC Holdings plc
R G Barber
Group Company Secretary

Supplementary information:

As a non-executive Director Mr. Fassbind will not have a service contract with HSBC Holdings plc. He will be paid a Director's fee of £95,000 per annum, as authorised by shareholders at the 2011 Annual General Meeting. Mr. Fassbind will also receive fees totalling £60,000 per annum as a member of the Group Audit Committee and the Group Remuneration Committee. Committee fees were approved by the Directors in 2011.

Mr Fassbind has an interest as beneficial owner in US$500,000 of 4.61% non-cumulative step up perpetual preferred securities issued by HSBC Capital Funding (Dollar 2) L.P. and guaranteed by HSBC Holdings plc and EUR500,000 of 5.3687% non-cumulative step up perpetual preferred securities issued by HSBC Capital Funding (Euro 2) L.P. and guaranteed by HSBC Holdings plc.

There are no matters relating to the appointment of Mr. Fassbind that need to be disclosed pursuant to Listing Rule 9.6.13(2) to (6) of the Listing Rules of the Financial Services Authority. Save as disclosed above there is no other information required to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on the Stock Exchange of the Hong Kong Limited.

No shareholder is entitled to exercise or control the exercise of 10% or more of the voting power at any general meeting of the company.

There are no matters relating to the retirement of Mr Murthy that need to be brought to the attention of the shareholders of the Company.

Media enquiries to Brendan McNamara on +44 (0) 20 7991 0655 or at brendan.mcnamara@hsbc.com

Notes to editors:

1. Brief biography of Mr Renato Fassbind
Mr. Fassbind, PhD, was the Chief Financial Officer and member of the Executive Board of Credit Suisse Group AG. He is Vice Chairman of the Supervisory Board and a member of the audit and the compensation committee of Swiss Reinsurance Company, a member of the Supervisory Board and audit committee of Kühne + Nagel International AG and a member of the Supervisory Board of the Swiss Federal Audit Oversight Authority.

Before joining Credit Suisse, Mr. Fassbind was the CEO of Diethelm Keller Group from 2002 to 2004. Between 1997 - 2002, he was the CFO at ABB AG. Mr. Fassbind was awarded his doctorate in Economics from the University of Zurich in 1982. He is married with two children and lives in Switzerland.

2. The Board of Directors of HSBC Holdings plc as at the date of this announcement are:
D J Flint, S T Gulliver, S A Catz†, L M L Cha†, M K T Cheung†, J D Coombe†, J Faber†, R A Fairhead†, J W J Hughes-Hallett†, W S H Laidlaw†, J P Lipsky†, J R Lomax†, I J Mackay, N R N Murthy†, Sir Simon Robertson† and J L Thornton†.

† Independent Non-Executive Director

3. The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 6,900 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, and the Middle East and North Africa. With assets of US$2,652bn at 30 June 2012, the HSBC Group is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                        Date: 28 September 2012